BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Announcement to the Market

BRF S.A.  ("Company") (BM&FBovespa: BRFS3; NYSE: BRFS), herby informs its shareholders and the market in general that the company was noticed today, by B3, that will not compose the portfolio of the Corporate Sustainability Index (ISE) in 2018, from 01/08/2018 to 01/04/2019, released today by B3.

B3 Performance and Statistical Analysis Report will be sent to the Company in the first week of December 2017, which will allow a detailed analysis of BRF’s performance indicators, aiming to adopt necessary measures to be part of the portfolio again.

BRF remains committed to its Global Corporate Sustainability agenda, constantly seeking to increase its transparency and strengthen sustainable practices throughout its value chain.

São Paulo, November 23, 2017

Lorival Nogueira Luz Jr.

Financial and Investor Relations Officer